Exhibit (a)(11)
To: INTV Worldwide
From: Bob’s email
Subject: Additional Employee Information Regarding Pending Intervoice Acquisition
In a communiqué on July 29th we indicated that Intervoice was working with Convergys to obtain additional information on personal employee matters. Attached you will find a letter from Clark Handy, SVP of Human Resources at Convergys, that provides as much information as can be communicated at this time. Clark and his team have been working closely with Intervoice Human Resources to obtain these answers and we thank everyone involved for their diligence in this important matter.
Additionally, the integration team has made significant progress over the past three weeks to ensure the proposed integration of the two companies is as seamless as possible for Intervoice employees and our customers and partners around the world. As a reminder at the present time we remain two separate companies. It is critical to remain focused on delivering our Q2 objectives as we enter the final weeks of August.
Thank you to all Intervoice employees for your focus, dedication and feedback during this time.
(Bob Ritchey, Jim Milton’s signature blocks)

August 7, 2008
TO: All Employees of Intervoice
FR: Clark Handy, SVP, Human Resources, Convergys
The pending sale of Intervoice to Convergys provides a significant opportunity to create greater value for our customers by integrating our people, processes and technology. When the deal is completed, capitalizing on this opportunity will require willingness for all of us to embrace change, and to work together to overcome the day-to-day challenges associated with this change.
You may be wondering how these changes affect you, your co-workers, Intervoice, and Convergys. I want to acknowledge the distraction that receiving multiple communications may be causing and provide some additional perspective.
The HR team at Convergys has been collecting questions from a variety of sources, and a few common themes have emerged. While there can be no commitments made legally as to the final decisions with regard to these items, I want to provide to you some thoughts on our general direction:
VACATION BANK CARRY-OVER
Until March 2007, Convergys, like Intervoice, allowed employees to carryover unused vacation time. While Convergys has moved to a policy that does not allow carryover any longer, we established an 18-month period during which our employees were able to gradually use up their accrued “banked” vacation. It is likely that we may follow this same plan when the Intervoice deal closes.
CLOSING FOR WINTER BREAK HOLIDAY
Convergys holiday policy does not overlap with Intervoice’s holiday policy for Winter Break. In fact, based on our fiscal year, which runs simultaneously with the calendar year, we have found the last half of December to be a busy time for many areas, including Finance and Sales. We do recognize the importance of tradition in general and this specific tradition at Intervoice. For calendar 2008, it is likely that we will allow most Intervoice employees to continue the tradition of the Winter Break Holiday, but may ask some of you to report to work. We will provide alternative time off for those employees who are required to work during these days in calendar 2008.
POSITION ELIMINATIONS, REDUNDANCIES AND SEVERANCE
Convergys does not plan to eliminate or make redundant any Intervoice employee positions within 30 days of closing the deal. Furthermore, Convergys will provide at least 15 days notice to any employee, Convergys or Intervoice, who has a position that ends up being eliminated or identified as redundant as a result of the acquisition. In addition to statutory requirements, we plan to honor the current Intervoice severance policy for Intervoice employees and the Convergys severance guidelines for Convergys employees who may face termination or whose position is eliminated because of the acquisition. In all respects, Convergys will follow professional and ethical standards in support of equal employment opportunities in the people integration process.
BENEFIT PLANS AND COST
Convergys and Intervoice have very similar and very generous benefit plans. Currently, there are no plans to change any benefit plans or premiums for Intervoice employees in calendar 2008. We will have a plan in place by the open enrollment timeframe for calendar 2009 and beyond.
While it is tempting to get caught up in the natural feelings of uncertainty surrounding change, I want to encourage you to stay focused. Once the merger closes, we will be able to begin to work as one team, but for now focus on what you can control: your performance and maintaining the superior level of service that has resulted in so many good accomplishments. Winston Churchill once said that those who have the ability to make a difference share an equal obligation to do so. Let’s continue to make a difference.

IMPORTANT INFORMATION
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Convergys Corporation has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Intervoice and the transaction can be obtained by all Intervoice shareholders, option holders and restricted stock unit holders, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.